UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SINOVAC BIOTECH LTD.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
P8696W104
(CUSIP Number)
Andrew Y. Yan
c/o SAIF Advisors Limited,
Suite 2516-2520, Two Pacific Place
88 Queensway
Hong Kong
+852 2918-2200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 29, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF Partners IV L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		9,340,377 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,340,377 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,340,377 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.09%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
1 Based upon 54,641,304 Common Shares outstanding as of June 30, 2011, as reported by the Issuer in a Form 6-K filed on August 17, 2011.

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF IV GP, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		9,340,377 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,340,377 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,340,377 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.09%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
2 Based upon 54,641,304 Common Shares outstanding as of June 30, 2011, as reported by the Issuer in a Form 6-K filed on August 17, 2011.

CUSIP No.	P8696W104

1	NAMES OF REPORTING PERSONS SAIF IV GP Capital Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		9,340,377 Common Shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,340,377 Common Shares

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,340,377 Common Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.09%[3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
3 Based upon 54,641,304 Common Shares outstanding as of June 30, 2011, as reported by the Issuer in a Form 6-K filed on August 17, 2011.

This Amendment No. 2 to Schedule 13D is being filed on behalf of each of SAIF Partners IV L.P., SAIF IV GP, L.P., and SAIF IV GP Capital Ltd. (collectively, the “SAIF Entities”), to amend the Schedule 13D filed on behalf of the SAIF entities on May 31, 2011, as amended by Amendment No.1 to Schedule 13D filed on August 23, 2011. The information in each Item below amends the information disclosed under the corresponding Item of Schedule 13D. Capitalized terms defined in the Schedule 13D are used herein with their defined meaning. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.
Item 3. Source and Amount of Funds or Other Consideration
Funds used for the purchase of the Common Shares reported herein in Item 5 were derived from available working capital of SAIF Partners IV L.P.
Item 4. Purpose of Transaction
The SAIF Entities acquired the Common Shares for investment purposes in the ordinary course of their business pursuant to their specified investment objectives.
Except as described herein, the SAIF Entities do not as of the date of this Statement have any specific plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
The SAIF Entities intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer.
Item 5. Interest in Securities of the Issuer
(a) Each of the SAIF Entities may be deemed to have beneficial ownership of an aggregate of 9,340,377 Common Shares. Such Common Shares represented approximately 17.09% of the outstanding Common Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of the SAIF Entities under Section 13(d) of the Act. All percentages of Common Shares beneficially owned described in this statement are based upon 54,641,304 Common Shares outstanding as of June 30, 2011, as reported by the Issuer in a Form 6-K filed on August 17, 2011.
(b) Each of the SAIF Entities may be deemed to exercise sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of an aggregate of 9,340,377 Common Shares.
(c) During the past 60 days, SAIF Partners IV L.P. purchased the following shares:

	Number of Common	Purchase Price per
Date	Shares Purchased	Common Share (US$)
8/22/2011	70,450	2.0297
8/23/2011	57,637	2.0733
8/24/2011	18,026	2.1279
8/25/2011	3,074	2.1297
8/26/2011	60,392	2.1515
9/21/2011	38,686	2.2761
9/22/2011	26,925	2.1350
9/23/2011	3,200	2.2684
9/26/2011	18,181	2.2776
9/27/2011	3,400	2.2990
9/28/2011	150,000	2.3000
9/29/2011	145,304	2.2774
To the knowledge of the SAIF Entities, Mr. Yan has not effected any transactions in the Common Shares during the past 60 days.
(d) To the knowledge of the SAIF Entities, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares.
(e) Not applicable.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2011	SAIF Partners IV L.P.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P., which is the General Partner of SAIF Partners IV L.P.

SAIF IV GP L.P.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd., which is the General Partner of SAIF IV GP, L.P.

SAIF IV GP Capital Ltd.
	By:	/s/ Andrew Y. Yan
		Name:	Andrew Y. Yan
		Title:	Director of SAIF IV GP Capital Ltd.